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                            November 17, 2023

       Edward Schlesinger
       Chief Financial Officer
       Corning Incorporated
       One Riverfront Plaza
       Corning, NY 14831

                                                        Re: Corning
Incorporated
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Period Ended September 30, 2023
                                                            Form 8-K furnished
October 24, 2023
                                                            File No. 001-03247

       Dear Edward Schlesinger:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2023

       Goodwill, page 27

   1. We note from your 2022 10-K disclosures that your last quantitative goodwill impairment test was performed in
2020 and that the fair value of your reporting units significantly exceeded the respective
carrying values. Please tell us how you considered the declines in net sales and the
outlook for the remainder of 2023 for certain of your segments as discussed on your third
quarter earnings call in determining that an interim impairment test was not required
in 2023. Please refer to ASC 350-20-35-3C.
       Form 8-K furnished October 24, 2023

       Exhibit 99, page 1

   2. The bullet points on page 1 present core gross margin, core operating margin, and free cash flow without the
most directly comparable GAAP measures. Please revise to present
 Edward Schlesinger
Corning Incorporated
November 17, 2023
Page 2
         the most directly comparable measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence.
3. In a related matter, we note that your reconciliation of free cash flow on page 16 differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for realized gains on translated earnings contracts and translation losses on cash balances. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question
         102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.



FirstName LastNameEdward Schlesinger                           Sincerely,
Comapany NameCorning Incorporated
                                                               Division of
Corporation Finance
November 17, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName